LEADERYOU LLC

OPERATING AGREEMENT

Dated as of January 9th, 2016

This Operating Agreement of LeaderYou LLC, a Massachusetts limited liability company (the "Company"), is entered into as of January 9th, 2016, by and among the persons set forth on Schedule A hereto (each referred to individually as a "Member" and collectively as the "Members").

WHEREAS, the Members desire to set forth the terms and conditions on which they have formed, and will govern, the Company; and

WHEREAS, the Members desire to appoint J. Kevin Sheehan, a member of the Massachusetts limited liability company, as Manager of the Company (the "Manager" and if there shall at anytime be more than one Manager, collectively the "Managers"), having the powers and duties set forth herein;

NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Members, intending to be legally bound, hereby agree as follows:

1.   Formation and Continuation of Company, Etc.

(a)   Formation; Name. The Members have formed the Company as a limited liability company under the Act. The name of the Company shall be "LeaderYou LLC".

(b)   Principal Place of Business. The principal place of business of the Company shall be located at 14 Clark Street, Belmont, MA 02478. The Manager may, at any time, change the principal place of business of the Company.

(c)   Registered Agent and Office. The registered agent for service of process on the Company in the Commonwealth of Massachusetts shall be Stephen Ethan Lyle, and the registered office of the Company in the Commonwealth of Massachusetts shall be 14 Clark Street, Belmont, MA, at the same address. The Manager may at any time change the registered agent of the Company or the location of such registered office.

(d)   Certificate of Organization. The Manager(s) (or other authorized person) may execute, file, record and publish as appropriate a Certificate of Organization, and such other certificates, amendments to certificates, and other documents as are or become necessary or advisable at any time and from time to time as determined by the Manager.

(e)   Term. The term of the Company shall continue until the Company is dissolved by unanimous written agreement authorized by the vote (or written consent) of Members (voting or consenting together as a single class) who a totality of the Percentage Interests.

2.   Purposes. The purposes of the Company are (i) to invest in mobile leadership development applications, and the company shall conduct any and all lawful business deemed appropriate to execute

the company's objectives and (ii) to carry on any and all acts and activities permitted to limited liability companies under the Act as the Manager may determine.

3. Powers, Duties, and Restrictions of the Company and the Manager.

(a) Powers. In furtherance of the purposes set forth in Section 2, the Company shall have the following powers: (i) to develop, code, acquire, invest in, create, invent, own, hold, manufacture, distribute, sell, operate, renovate, improve, maintain, finance, refinance, manage, lease, dispose of, and otherwise deal with intangible and real and/or personal tangible property, and interests therein (including interests in (and options to acquire interests in) other entities owning any such property) and to engage in all related activities arising therefrom or relating thereto or necessary, desirable, advisable, convenient or appropriate in connection therewith as the Manager may determine, (ii) to make, perform, and enter into any contract, commitment, activity, or agreement relating thereto, (iii) to appoint officers of the Company and to employ or retain such employees, agents, managers, accountants, attorneys, consultants and other persons or entities necessary or appropriate to carry out the business and affairs of the Company, and to pay such salaries, wages, fees, expenses, and other compensation to such persons as the Manager shall determine, (iv) to open, maintain, and close bank and money market accounts, to endorse, for deposit to any such account or otherwise, checks payable or belonging to the Company from any other person, and to draw checks or other orders for the payment of money on any such account, (v) to hold, distribute, and exercise all rights (including voting rights), powers, and privileges and other incidents of ownership with respect to Company assets, (vi) to borrow funds, issue evidences of indebtedness, and refinance any such indebtedness in furtherance of any or all of the purposes of the Company, to guarantee the obligations of others, and to secure any such indebtedness or guarantee by security interest, pledge, mortgage, or other lien on any property or other assets of the Company, (vii) to bring, defend, and compromise actions, in its own name, at law or in equity, and (viii) to take all actions and do all things necessary or advisable or incident to the carrying out of the purposes of the Company.

(b) Authority and Duties of Manager(s); Election and Replacement. Except as set forth in Section 4(c), the Manager, who is (but need not be) a Member of the Company, shall have full charge of the management, conduct and operation of the Company's business in all respects and in all matters, including, but not limited to, full power and authority (i) to determine all matters relating to the conduct and management of the Company's business and its winding up, (ii) to admit additional members as permitted by Section 4(a) of this Agreement, (iii) to take all of the actions, in the name and on behalf of the Company, set forth in or contemplated by Section 3(a) or incidental thereto, (iv) to make any and all filings necessary or, in the Manager's sole and absolute discretion, appropriate under federal and state securities and other laws, and (v) to assume and exercise all powers and responsibilities permitted to be granted to a Manager under the Act. The Members hereby ratify the appointment of J. Kevin Sheehan as the Manager of the Company. The Manager or managers may be elected, removed and/or replaced by the vote (or written consent) of Members (voting or consenting together as a single class) who hold a majority of the Percentage Interests.

(c) Other Interests. Each Member may have other interests and may engage in any business, trade, profession or employment whatsoever, whether or not such business, trade, profession or employment is similar to or competing with the business or purposes of the Company, and whether for such Member's own account or in partnership with, as consultant to, or as employee, officer, director, stockholder, or agent of any other person or entity.

(d) Manager Compensation. The Manager shall be entitled to compensation for its services as Manager hereunder, and shall be reimbursed by the Company for all out-of-pocket expenses incurred by it on behalf of the Company.

(e)   Execution of Instruments; Reliance by Third Parties. Any and all instruments executed pursuant to the powers contained herein may create obligations extending beyond the date of any possible termination of this Agreement. Notwithstanding any limitation contained in this Agreement, every agreement relating to property owned by the Company and executed in connection with the Company by the Manager or any officer, on behalf and in the name of the Company, shall be conclusive evidence in favor of every person relying thereon or claiming thereunder that, at the time of the delivery thereof, this Agreement was in full force and effect, and that the execution and delivery thereof was duly authorized hereunder and that such agreement is binding upon the Company. Any person dealing with the Company or with the Manager or any officer may rely upon a certificate given by the Manager or such officer, as the case may be, as to the authority of the Manager or officer to sign documents on behalf of the Company or as to any other fact germane to the Company or the activity of the Manager or officer; and no third party shall be obliged to see to the application of any money or property delivered to the Manager or any officer or to see that any provision of this Agreement has been complied with.

4.   Members. Each Member has made the Capital Contributions to the Company listed opposite such Member's name on Schedule A hereto. In exchange for all such Capital Contributions, the Members have the Percentage Interests set forth opposite their respective names on Schedule A hereto. The Manager may update Schedule A hereto from time to time so that such schedule accurately reflects the membership of the Company.

(a)   Capital Contributions. Additional Members may be admitted by the Manager on such terms and subject to such conditions as the Manager deems appropriate. No interest shall be paid on any Capital Contribution to the Company. The Manager shall not have any personal liability for the repayment of the Capital Contribution of any Member, and no Member shall have any obligation to fund any deficit in its Capital Account. Each Member hereby waives, for the term of the Company, any right to partition the property of the Company, voluntarily to resign or withdraw from the Company, or to commence an action seeking dissolution of the Company under the Act. No Member shall be liable for Company obligations in excess of the capital contributed by it, plus its share of profits remaining in the Company, if any, and such other amounts as it may be liable for pursuant to the Act.

(b)   Subsequent Contributions.

(i)   No member shall be obligated to make any additional contribution to the Company's capital without the prior unanimous written consent of the Members.

(ii)   Additional Members may be admitted to the Company and additional Percentage Interests may be purchased by Members upon determination by the Manager, in its sole and absolute discretion, of the need of the Company for additional capital funding, subject to the provisions of this Section 4(b). Upon the admission of any additional Member, the Manager shall amend Schedule A to reflect the additional Member and his, her or its Capital Contribution and the adjusted Percentage Interests of each Member. As a condition to admission as a Member, each person purchasing additional Percentage Interests must execute a counterpart signature page to this Agreement agreeing to be bound by the terms and conditions hereby.

(c)   Borrowings and Loans. No Member shall be entitled to lend money to the Company except with the Manager's consent (which may be given or withheld in its sole and absolute discretion) and pursuant to an agreement on commercially reasonable terms and rates, as determined by the Manager in its sole and absolute discretion. If any Member shall lend any monies to the Company, the amount of any such loan shall not constitute an increase in the amount of such Member's Capital Contribution nor affect in any way such Member's share of the profits, losses, and distributions of the Company. Any loans by a Member shall be repayable from any available funds of the Company and shall be subordinated to all institutional indebtedness for moneys borrowed and other financial accommodations and to all guarantees of institutional indebtedness for moneys borrowed, and no payments of principal or interest shall be made on any such Member loans until all such institutional indebtedness has been paid in full.

(d)   Except as set forth in Section 3(b) above with respect to the election, removal and/or replacement of the Manager and this Section 4(d), no Member shall have any voting (or consent) rights in the Company. Notwithstanding the foregoing, the Manager shall have no authority to do any of the following acts without obtaining the prior unanimous vote or consent of Members (voting or consenting together as a single class) who hold a totality of the Percentage Interests:

(i)   approve the sale of all or substantially all of the assets of the Company in a single transaction or a series of related transactions (where the Members of the Company prior to such event own less than 50% of the voting power of the (surviving) Company after such event);

(ii)   effect a merger or consolidation of the Company (in each case where the Members of the Company prior to such event own less than 50% of the voting power of the surviving Company or, if applicable, its parent after such event);

(iii)   effect the liquidation, dissolution or winding up of the Company; and

(iv)   subject to the provisions of Section 11 hereof, amend this Agreement in any manner.

5.   Transferability of Membership Interests.

(a)   Restrictions on Transfer.

(i)   No Member shall have the right to dispose of, sell, alienate, assign, encumber, or otherwise transfer all or any part of its interest in the Company (other than assignments by operation of law), whether directly or indirectly, unless prior to such transfer the transferee is approved in writing by the Manager acting in its sole and absolute discretion and with unanimous written consent of all members; provided, however, that (i) any Member who is an individual (and for this purpose a Member who is a revocable trust shall be treated as the individual who funded it) shall be entitled to sell, assign, give, bequeath, grant a security interest in or otherwise transfer all or any part of his or her interest in the Company to the Company, to any other Member and to any one or more members of the Member's "Family Group," which shall mean the Member, his or her spouse, the descendants of his or her parents, spouses of such descendants, any trust for the primary benefit of any one or more of such persons (including any trust that also includes one or more charitable beneficiaries) and/or any person as guardian or custodian for any of such persons under the Uniform Gifts to Minors Act or the Uniform Transfers to Minors Act of any jurisdiction, and such transfer shall not be subject to the restrictions set forth in this Section 5(a)(i) (any transferee pursuant to clauses (i) of this proviso shall be referred to herein as a "Permitted Transferee"). For purposes of this Section 5(a), the death of a Member shall be treated as a transfer of the deceased Member's interest to the person or persons entitled to the interest under the deceased Member's will or other dispositive instrument or the rules of intestacy. In addition, if any Member shall at any time desire to sell, transfer or otherwise dispose of any interest in the Company other than to a Permitted Transferee, then such Member shall provide written notice to LeaderYou LLC prior to making any such sale, transfer or disposal of such interest. LeaderYou LLC shall have a right of first refusal, for a period of up to thirty (30) days after receiving such written notice, to purchase any or all of such interest in the Company to be sold, transferred, or otherwise disposed of, on the same terms and conditions as such Member had proposed to sell, transfer or otherwise dispose of such interest. In the event that LeaderYou LLC should decide not to exercise the right of first refusal (or do not exercise the right of first refusal as to all of the interest in the Company proposed to be sold, transferred or disposed), then such Member may transfer such interest (less any interest that LeaderYou LLC has elected to purchase), subject to the other restrictions set forth in this Agreement, provided, that if such Member does not transfer such interest within sixty (60) days, then such Member shall not transfer any interest without again complying with the requirements set forth herein.

(ii)   The transferee of a Member's interest in the Company may become a "Substituted Member" only upon the terms and conditions set forth in this Section 5(a). The Manager shall have the power, in its sole and absolute discretion, to admit or to refuse to admit as Substituted Members, transferees who acquire such interest, or any part thereof, of a Member hereunder, except for Permitted Transferees, who shall be admitted as Substituted Members without the Manager's consent. The failure or refusal of the Manager to admit an assignee as a Substituted Member shall not affect the right of such assignee to receive the share of distributions of the Company to which its predecessor in interest would have been entitled; however, the assignee of the assigned interest shall not be entitled to exercise any rights of a Member of the Company, including without limitation the right to consent to certain proposed actions of the Company pursuant to Section 4(c) hereto, unless and until the assignee is admitted as a Substituted Member. From and after the assignment of any interest or portion thereof, the assignor shall not be entitled to exercise any rights of a Member of the Company in respect of the interest or portion thereof assigned, including without limitation the right to consent to certain proposed actions of the Company pursuant to Section 4(c) hereto, regardless of whether its assignee becomes a Substituted Member. An assignee of a Member's interest in the Company who does not become a Substituted Member as provided herein and who desires to make a further assignment of its interest shall be subject to all of the provisions of this Section 5(a) to the same extent as any Member desiring to make an assignment.

(iii)   In addition to the foregoing requirements, the admission of an assignee as a Substituted Member shall be conditioned upon the assignee's written acceptance of the terms and provisions of this Agreement and its written assumption of the obligations hereunder of its assignor. Whether or not a transferee who acquired any interest in the Company has accepted in writing the terms and provisions of this Agreement and assumed in writing the obligations hereunder of its predecessor in interest, such transferee shall be deemed, by the acquisition of such interest, to have agreed to be subject to and bound by all the obligations of this Agreement with the same effect as any predecessor in interest of such transferee.

(iv)   All costs incurred by the Company in connection with the admission to the Company of a Substituted Member pursuant to this Section 5(a) shall be borne by the transferor Member (and if not timely paid, by the Substituted Member), including, without limitation, costs of any necessary amendment hereof or of the Company's Certificate of Organization, filing fees, if any, and reasonable attorneys' fees.

(b)   Additional Restrictions. Anything contained in the foregoing provisions of this Section 5(a) expressed or implied to the contrary notwithstanding:

(i)   In no event shall a sale, transfer, assignment, exchange, or other disposition of any Member's interest take place (A) if such sale, transfer, assignment, exchange, or other disposition could, in the opinion of tax counsel to the Company, cause a termination of the Company within the meaning of Section 708 of the Code, or (B) if the Manager determines, based on advice of tax counsel, that such transaction could cause a termination of the Company's status as a partnership or cause the Company to be treated as a publicly traded partnership for federal income tax purposes.

(ii)   In no event shall all or any part of a Member's interest in the Company be assigned or transferred to a minor or incompetent.

(iii)   The Manager may, in addition to any other requirement that the Manager may impose, require as a condition of any sale, transfer, assignment, exchange, or other disposition of any interest in the Company that the transferor furnish to the Company an opinion of counsel satisfactory (both as to such opinion and as to such counsel) to counsel to the Company that such sale, transfer, assignment, exchange, or other disposition complies with applicable federal and state securities laws.

(iv)   Any sale, transfer, assignment, exchange, or other disposition in contravention of any of the provisions of this Section 5(b) shall be void and ineffectual and shall not bind or be recognized by the Company.

(c)   Continuation of the Company. The liquidation, dissolution, bankruptcy, insolvency, death, or incompetency of any Member shall not terminate the business of the Company, which shall continue to be conducted upon the terms of this Agreement by the other Members and by the personal representatives and successors in interest of such liquidated, dissolved, bankrupt, insolvent, deceased or incompetent Member.

6.   Distributions. The Manager shall make all distributions in accordance with this Section 6 (excluding liquidating distributions, which shall be made in accordance with Section 8(b)) at such times and in such aggregate amounts as the Manager may deem appropriate, but at least annually. Any such distribution shall be made to the Members in proportion to their Percentage Interests after setting aside reasonable reserves for operating expenses of the Company to be determined in the sole and absolute discretion of the Manager.

7.   Allocations of Profits and Losses.

(a)   Allocations of Profits: General. Except as otherwise provided in this Section 7, all net profits and credits of the Company (for both accounting and tax purposes) for each fiscal year shall be allocated to the Members from time to time (but no less often than once annually and before making any distribution to the Members) to the Members in proportion to their Percentage Interests.

(b)   Allocations of Losses: General. Except as otherwise provided in this Section 7, all net losses of the Company for each fiscal year (for both accounting and tax purposes), and all Nonrecourse Deductions, shall be allocated to the Members from time to time (but no less often than once annually and before making any distribution to the Members) to the Members in proportion to their Percentage Interests.

(c)   Calculation of Profits and Losses. For all purposes hereof, the Company's profits and losses shall be determined by taking into account all of the Company's items of income and gain (including items not subject to federal income tax) and all items of loss, expense, and deduction (including items not deductible for federal income tax purposes), in each case determined under federal income tax principles.

(d)   Member Nonrecourse Deductions. Any Member Nonrecourse Deductions for any fiscal year or other period shall be allocated to the Member who (in its capacity, directly or indirectly, as lender, guarantor, or otherwise) bears the economic risk of loss with respect to the loan to which such Member Nonrecourse Deductions are attributable in accordance with Treasury Regulations § 1.704-2(i). If during a Company taxable year there is a net decrease in Member nonrecourse debt minimum gain, that decrease will be charged back among the Members in accordance with Treasury Regulations § 1.704-2(i)(4).

Dissolution and Winding Up.

(e)   General. Upon dissolution of the Company pursuant to Section 4(d)(iii) hereof, the business of the Company shall continue for the sole purpose of winding up its affairs. The winding up process shall be carried out by the Manager.

(f)   Application and Distribution of Company Assets. The assets of the Company in winding up shall be applied or distributed as follows: first, in payment of the debts of the Company, taking into account the relative priorities thereof; and second, the balance, if any, to the Members in proportion to their respective Percentage Interests. A reasonable reserve for contingencies in connection with the winding up of the business of the Company shall be retained by the Company until such winding up is completed.

8.   Books, Records and Accounting.

(a)   Company Books of Account. The Manager shall cause to be entered in appropriate books, kept at the Company's principal place of business, all transactions of or relating to the Company. Each Member shall have access to and the right, at such Member's sole cost and expense, to inspect and copy such books and all other Company records with reasonable notice during normal business hours; provided that the inspecting Member shall be responsible for any out-of-pocket costs or expenses incurred by the Company in making such books and records available for inspection.

(b)   Deposits of Company Funds. All funds of the Company shall be deposited in the Company's name in such checking, money market, or other account or accounts as the Manager may from time to time designate; withdrawals shall be made therefrom on such signature or signatures as the Manager shall determine.

(c)   Fiscal Year. The fiscal year of the Company shall be the calendar year.

(d)   Tax Elections. The Manager may, in its sole and absolute discretion, make all tax elections (including, but not limited to, elections relating to depreciation and elections pursuant to Section 754 of the Code) as it deems appropriate. Notwithstanding anything contained in Section 7 of this Agreement, any adjustments made pursuant to Section 754 of the Code shall affect only the successor in interest to the transferring Member. Each Member will furnish the Company with all information necessary to give effect to any such election and will pay the costs of any election applicable as to it.

9.   Indemnification. Each Member, the Manager, the managing member (if any), any officer and any other authorized person (and any of the shareholders, members, officers, directors, employees and other agents, as applicable, of each of the foregoing) of the Company (collectively and including the successors, legal representatives and assigns of any of the foregoing, the "Indemnitees") shall have no liability to the Company, any Member or any other person for any loss or damage suffered by the Company, such Member or such other person that arises out of any action or inaction of the Members, the Manager (and/or managing member, if any) or such officer or other authorized person (or any other Indemnitee) if the Members, the Manager (and/or managing member, if any) or such officer or other authorized person, as the case may be, in good faith, determined that such course of conduct was in the best interests of the

Company and such course of conduct did not constitute gross negligence or willful misconduct. The Members, the Manager (and/or managing member) and any such officer or other authorized person (and such other Indemnitees) shall be indemnified by the Company against any losses, judgments, liabilities, expenses (including, without limitation, reasonable attorneys' fees and court costs) and amounts paid in settlement of any claims sustained by it in connection with the Company, provided that the same were not the result of gross negligence or willful misconduct. Expenses (including court costs and attorneys' fees) incurred in defending any proceeding shall be paid by the Company in advance of the final disposition of such proceeding upon receipt of a written undertaking by or on behalf of a party eligible for indemnification hereunder to repay such amount paid in advance, if and to the extent it shall ultimately be determined by a final decision of a court of competent jurisdiction (that is not subject to appeal or as to which the time for appeal has expired) that such party is not entitled to be indemnified by the Company pursuant to this Section 10. The indemnification and advancement of expenses provided by this Section 10 shall continue as to an Indemnitee who has ceased to be a Member, the Manager (and/or managing member), officer or other authorized person (or a shareholder, member, officer, director, employee or other agent thereof, as applicable, of any of the foregoing) of the Company, and shall inure to the benefit of the heirs, executors, administrators and successors of the Members, the Manager (and/or managing member) or such officer or other authorized person (and the other Indemnitees).

10. <u>General.</u>

(a) <u>Entire Agreement; Amendments.</u> This Agreement contains the sole and entire agreement of the parties with respect to the subject matter hereof. This Agreement may be amended, modified or terminated by written agreement authorized by the Members (voting or consenting together as a single class) who hold the unanimous Percentage Interests.

(b) <u>Binding Agreement.</u> The covenants and agreements herein contained shall inure to the benefit of and be binding upon the parties hereto and their respective personal representatives, successors in interest and permitted assigns.

(c) <u>Notices.</u> Any and all notices contemplated by this Agreement shall be deemed adequately given upon receipt if in writing and delivered in hand, or when sent by telecopy confirmed by one of the other methods for providing notice set forth herein, or one (1) business day after being sent, postage prepaid, by nationally recognized overnight courier (e.g., Federal Express), or five (5) days after being sent by certified or registered mail, return receipt requested, postage prepaid, to the party or parties for whom such notices are intended. All such notices to Members hall be addressed to the last address of record on the Company books and records: all such notices to the Company or Manager shall be addressed to the Company or the Manager, as applicable, at the address set forth in Section 1(a) or at such other address as such entity may have designated by notice given in accordance with the terms of this subsection.

(d) <u>Captions.</u> Captions contained in this Agreement are inserted only as a matter of convenience and in no way define, limit, extend or describe the scope of this Agreement or the intent of any provisions hereof.

(e) <u>Governing Law.</u> This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts, without regard to conflicts of law principles.

(f) <u>Tax Status.</u> It is the intention of the Members to treat the Company as a partnership for U.S. federal income tax purposes and that this Agreement should be construed to preserve partnership status.

(g)   Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

11.   Definitions.

"Act" means the Massachusetts Limited Liability Company Act as set forth in Chapter 156C of the Massachusetts General Laws, as amended and in effect from time to time, and any successor statute.

"Affiliate" shall mean, with respect to any Person, any other Person controlling, controlled by or under common control with such Person. As used in this definition, "control" (including, with its correlative meanings, "controlled by" and "under common control with") means the possession, directly or indirectly, of power to direct or cause the direction of the management and policies of a Person whether through the ownership of voting securities, by contract or otherwise.

"Capital Contribution" means the amount of cash and the fair market value of all property contributed to the Company by the Members in their capacity as such. All such amounts contributed shall be reflected on the books and records of the Company. Any reference in this Agreement to the Capital Contribution of a then Member shall include a Capital Contribution previously made by any prior Member in respect of the Company interest of such then Member.

"Code" means the Internal Revenue Code of 1986, as amended and in effect from time to time.

"Interest" means, with respect to a Member, the entire legal and equitable ownership interest of such Member in the Company at any particular time, including, but not limited to, such Member's share of the profits and losses and other items of the Company and such Member's rights to receive distributions of the Company's assets in accordance with the provisions of this Agreement and the Act and, where the context so requires, the relative Percentage Interest of such Member in the Company.

"Manager" means, initially, J. Kevin Sheehan] (unless and until removed and replaced in accordance with the terms set forth herein).

"Members" means the Members of the Company set forth on Schedule A attached hereto, as amended and updated from time to time.

"Minimum Gain" means "partnership minimum gain", as that term is defined in Treasury Regulations § 1.704-2(d). The amount of Minimum Gain equals the total amount of gain the Company would realize for federal income tax purposes if it disposed of all assets subject to Nonrecourse Debts for no consideration other than full satisfaction thereof.

"Nonrecourse Debt" means debt of the Company or any partnership (or other entity treated as a partnership for federal income tax purposes) in which the Company holds an interest, directly or indirectly through other partnerships (or other such entities), as to which no partner or member of the applicable partnership or other entity is personally liable, as determined under Section 752 of the Code and Treasury Regulations § 1.752-1(a)(2).

"Nonrecourse Deductions" has the meaning set forth in Treasury Regulations § 1.704-2(c). The amount of Nonrecourse Deductions for a Company fiscal year equals the net increase, if any, in the amount of Company Minimum Gain during that fiscal year, reduced (but not below zero) by the aggregate distributions made during the year of proceeds of a nonrecourse liability that are allocable to an increase in Company Minimum Gain.

"Percentage Interest" means the relative percentage interest of a Member in the Company specified under the heading "Percentage Interest" on Schedule A attached hereto.

"Recourse Debt" means debt of the Company or any partnership (or other entity treated as a partnership for federal income tax purposes) in which the Company holds an interest, directly or through other partnerships (or other such entities), as to which a partner or member or any related person bears the economic risk of loss, as determined under Section 752 of the Code and Treasury Regulation § 1.752-1(a)(1).

"Substituted Member" means any person or entity who is admitted to the Company as a substituted Member under the provisions of Section 5(a).

"Treasury Regulations" means the regulations promulgated under the Code, as amended and in effect from time to time, and, in the case of any specific Treasury Regulations, any successor regulations thereto.

"Withdrawal" (including the terms "Withdraw," "Withdrawing" and "Withdrawn") means, as to a Manager the occurrence of adjudication of insanity or incompetence, death, bankruptcy, dissolution, or any other voluntary or involuntary Withdrawal from the Company for any reason. Bankruptcy shall be deemed to have occurred whenever a Manager shall file (or consent to the filing of) a petition seeking adjudication of such Manager as bankrupt or insolvent, or seeking an arrangement with creditors under a bankruptcy act or any similar legislation, shall execute an assignment for the benefit of creditors, or shall become subject to the direction and control of a receiver, or whenever a petition shall be filed without the Manager's consent seeking the Manager's adjudication as a bankrupt, or an arrangement among its creditors, and such petition is not dismissed or denied within 120 days after the date of filing.

IN WITNESS WHEREOF, the parties hereto have executed this Operating Agreement of LeaderYou LLC as of the date first set forth above.

MEMBERS:

By: John Kevin Sheehan

OTHERS:

SEE ATTACHED SIGNATURE PAGES

Acknowledged this 9th day of January, 2016.

As Manager:

J. Kevin Sheehan,

By: J. Kevin Sheehan
Name: John Kevin Sheehan
Title: Chief Executive Officer

SCHEDULE A

Member	Contribution	Percentage Interest
J. Kevin Sheehan	$1000	63.5%
Stephen Ethan Lyle	$267	17.2%
Khaled Alsobhi	$66	14.3%
Stephen Oler	$50,000	5.0%
TOTAL	$51,333	**100.0000%**

A. FOR EXECUTION BY AN INDIVIDUAL:

Name: _John Kevin Bradle_

B. FOR EXECUTION BY A CORPORATION, PARTNERSHIP, LIMITED LIABILITY CORPORATION, EMPLOYEE BENEFIT PLAN OR TRUST:

By: _____

Name: _____

Title: _____

C. ADDITIONAL SIGNATURES (if required by partnership, corporation or trust document):

By: _____

Name: _____

Title: _____

Total Contribution: $ _1000.00_

[Counterpart Signature Page to LeaderYou LLC Operating Agreement]

A. FOR EXECUTION BY AN INDIVIDUAL:

Ethan Lyle

Name: Stephen Ethan Lyle

B. FOR EXECUTION BY A CORPORATION, PARTNERSHIP, LIMITED LIABILITY CORPORATION, EMPLOYEE BENEFIT PLAN OR TRUST:

By: _____

    Name:

    Title:

C. ADDITIONAL SIGNATURES (if required by partnership, corporation or trust document):

By: _____

    Name:

    Title:

Total Contribution: $ 267.00

[Counterpart Signature Page to LeaderYou LLC Operating Agreement]

A.   **FOR EXECUTION BY AN INDIVIDUAL:**

Name: Khalid Asobhi

B.   **FOR EXECUTION BY A CORPORATION, PARTNERSHIP, LIMITED LIABILITY CORPORATION, EMPLOYEE BENEFIT PLAN OR TRUST:**

By:_____

       Name:
       Title:

C.   **ADDITIONAL SIGNATURES (if required by partnership, corporation or trust document):**

By:_____

       Name:
       Title:

Total Contribution: $ 66 _____

[Counterpart Signature Page to LeaderYou LLC
Operating Agreement]

A.   **FOR EXECUTION BY AN INDIVIDUAL:**

_____

Name: Stephen Oler

B.   **FOR EXECUTION BY A CORPORATION, PARTNERSHIP, LIMITED LIABILITY CORPORATION, EMPLOYEE BENEFIT PLAN OR TRUST:**

By:_____

     Name:

     Title:

C.   **ADDITIONAL SIGNATURES (if required by partnership, corporation or trust document):**

By:_____

     Name:

     Title:

Total Contribution: $ 50,000

[Counterpart Signature Page to LeaderYou LLC Operating Agreement]